

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2012

Via Email

John D. Ireland, Esq.
Senior Vice President and General Counsel
Epicor Software Corporation
18101 Von Karman Avenue, Suite 1600
Irvine, CA 92612

> **Re:** **Epicor Software Corporation**
> **Registration Statement on Form S-4**
> **Filed January 11, 2012**
> **File No. 333-178959**

Dear Mr. Ireland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). With your next amendment, please submit a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Non-GAAP Financial Measures, page ii

2. Please move this section and the immediately following sections on pages iii through iv to a part of the prospectus that is not subject to Rule 421(d) of Regulation C.

Prospectus Summary

Our Company, page 1

3.   We note that Eagle was formed under Delaware law on March 25, 2011. Revise to disclose the background of how and why this entity was formed. In addition, please tell us if this entity was considered to be a separate legal entity from Activant and Legacy Epicor. In this regard, please also explain if there were any related party relationships between Eagle and these entities.

4.   Revise to disclose the accounting basis for the company choosing Activant to be the predecessor entity under Rule 405 of Regulation C instead of Legacy Epicor. Please tell us the authoritative accounting literature you relied upon in your determination.

 The Exchange Offer

Terms of the Exchange Offer, page 114

5.   You state that the exchange offer will expire at 5:00 p.m., New York City time, on a currently undisclosed date. Based upon the definition of the term "business day" contained in Exchange Act Rule 14d-1(g)(3), the minimum offering period must extend at least through midnight of the twentieth business day. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

6.   In the last sentence of the penultimate paragraph of this section, you state that any tendered original notes that are not accepted for exchange will be returned "as promptly as practicable" after the expiration date of the exchange offer. We note similar disclosure in the antepenultimate paragraph on page 120. Exchange Act Rule 14e-1(c) requires you to exchange or return the old notes "promptly" upon expiration or termination of the offer. Please revise.

Conditions to the Completion of the Exchange Offer, page 115

7.   When a condition is triggered and you decide to proceed with the offer anyway, your inaction constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, however, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

8.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform holders of securities how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Procedures for Tendering, page 117

9.   You state in the last paragraph on page 118 that you will determine in your "sole discretion" all questions as to the validity, form, eligibility, time of receipt, and withdrawal of the tendered original notes, and that your determination will be "final and binding." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Description of Other Indebtedness, page 124

10.   The opening paragraph of this section states that the summary of certain provisions of the instruments evidencing your material indebtedness "does not purport to be complete and is subject to, and is qualified in its entirety by reference to," all of the provisions of the agreements. Please revise to discuss all material provisions of your material indebtedness and to remove the suggestion that your disclosure is not materially complete.

Exchange Offer; Registration Rights, page 186

11.   The last paragraph of this section states that the summary of certain provisions of the registration rights agreement "does not purport to be complete and is subject to, and is qualified in its entirety by reference to," all of the provisions of the registration rights agreement. Please revise to discuss all material provisions of your registration rights agreement and to remove the suggestion that your disclosure is not materially complete.

Epicor Software Corporation Audited Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

12.   Revise to disclose the accounting for the reorganization completed on December 31, 2011.

Undertakings

13.   The first undertaking does not appear applicable because your registration does not incorporate by reference Exchange Act documents filed subsequent to the effective date of the registration statement. See Item 512(b) of Regulation S-K. Please revise.

14.   Although exchange offers are continuous offerings subject to Exchange Act Rule 415, you have not included the undertakings contained in Item 512(a) of Regulation S-K. Please revise. For guidance, refer to Section II.F of SEC Release No. 33-6578.

Signatures

15.   Please revise to include signatures from the subsidiary guarantor registrants.

Exhibit Index

16.   We note that you have not filed as exhibits the services agreements referenced on pages 111 and 112. Please provide us with a legal analysis explaining why Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

17.   It appears that you have not filed the operating agreements referenced on page 111 as exhibits. Please provide us with a legal analysis explaining why Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

       Sincerely,

       /s/ Mark P. Shuman

       Mark P. Shuman
       Branch Chief – Legal

cc: <u>Via Email</u>
       Lisa L. Stimmell, Esq.
       Wilson Sonsini Goodrich & Rosati